UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended September 30, 2015

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited is incorporating by reference the information set forth in the body of this Form 6-K and certain information set forth in Exhibit 99.1 (only its unaudited consolidated financial statements as of September 30, 2015 and for the three months and six months ended September 30, 2015 and 2014 and the sections titled, “Other Information – Share Repurchase”, “Fiscal 2016 Second Quarter Financial Results” and “About Non-IFRS Financial Measures”) to this Form 6-K, into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

A.	Earnings Release

On October 29, 2015, MakeMyTrip Limited issued an earnings release announcing its unaudited financial results for the second fiscal quarter 2016 (i.e. quarter ended September 30, 2015). A copy of the earnings released dated October 29, 2015 is attached hereto as Exhibit 99.1

B.	Changes to Executive Officers

Mr. Sharat Singh who held the designation of Chief Technology Officer – International & Platforms resigned from the Company on October 9, 2015. With the exit of Mr. Singh, Mr. Sanjay Mohan, who was earlier the Chief Technology Officer – India has now been given the responsibility of handling the overall technology function and he has been re-designated as Chief Technology Officer.

Further, Mr. Anshuman Bapna our “Chief Product Officer” at MakeMyTrip has also been designated as an Executive Officer of the Company.

Mr. Anshuman Bapna joined MakeMyTrip in February 2015, and took over the role as Chief Product Officer in July 2015, taking responsibility for managing and innovating mobile and user-experience functions of the Company. Mr. Bapna received his Bachelor’s in Electrical Engineering from Indian Institute of Technology, Mumbai and graduated from Stanford Graduate School of Business in 2005. He joined Deloitte in New York after his MBA and then worked with Google. In 2010, he moved to Bangalore to get back to being an entrepreneur where he founded mygola.com.

The Company’s executive officers as of October 29, 2015 are set forth below:

Name	Position/Title
Mohit Gupta	Chief Operating Officer – Online
Saujanya Shrivastava	Chief Marketing Officer
Yuvaraj Srivastava	Chief Human Resource Officer
Sanjay Mohan	Chief Technology Officer
Ranjeet Oak	Chief Business Officer — Holidays
Anshuman Bapna	Chief Product Officer

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated October 29, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2015

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated October 29, 2015.